Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Filer’s Commission File No.: 000-22537-01

NATIONAL PENN BANCSHARES, INC.

KNBT Bancorp, Inc.

Engineered for Success
in a Challenging Banking
Environment
September 7, 2007

Safe Harbor Regarding Forward Looking Statements
This release contains forward-looking information about National Penn Bancshares, Inc., KNBT Bancorp, Inc. and the
combined operations of National Penn Bancshares, Inc. and KNBT Bancorp, Inc. after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe,"
"expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries.
National Penn Bancshares and KNBT Bancorp caution readers not to place undue reliance on these statements.
National Penn Bancshares’ and KNBT Bancorp’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in this release, are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions.
The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of National Penn Bancshares’ and KNBT Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  See “Additional Information About This Transaction” below. Neither National Penn
Bancshares nor KNBT Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About This Transaction
National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and National Penn Bancshares and KNBT Bancorp intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction.
Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn
Bancshares, KNBT Bancorp and the transaction. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about
National Penn Bancshares, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or KNBT Bancorp, by directing the request to either of the following persons:
Ms. Sandra L. Spayd

Mr. Eugene Sobol
Corporate Secretary

Senior Executive Vice President and Chief

                   Financial Officer
National Penn Bancshares, Inc.

KNBT Bancorp, Inc.
Philadelphia and Reading Avenues

    90 Highland Avenue
Boyertown, PA 19512

Bethlehem, PA 18017
(610) 369-6202

(610) 807-5888
National Penn Bancshares, KNBT Bancorp and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn
Bancshares and KNBT Bancorp in favor of the transaction. Information regarding the interests of the executive officers and directors of National Penn Bancshares and KNBT Bancorp in the transaction will be included in the joint proxy statement/prospectus.

Transaction Highlights
● Accretive to EPS and tangible book value in 2008
● Prized market position in Pennsylvania
● Management depth and experience
● Low risk integration; value creation via well
   defined cost savings

Overview of KNBT Bancorp, Inc.
 Headquarters:
Bethlehem, PA.

 History:
Organized in 1925. Keystone Savings Bank

effected a mutual-to-stock conversion in

October 2003 coincident with its merger with

First Colonial Group

 Assets:
$2.9 billion as of June 30, 2007

 Deposits:
$2.0 billion as of June 30, 2007

Low cost deposit base relative to NPBC

 Market Area:
56 community offices serving Lehigh,

Northampton, Carbon, Luzerne, Schuylkill and

Monroe counties.

 Business Lines:
Retail banking, commercial banking,

wealth management and insurance.

 Employees:
825

Transaction Summary
 Name:
National Penn Bancshares, Inc. The KNBT

name will be retained in the markets currently served by KNBT

 Exchange Ratio:
1.00:1, adjusted to 1.03:1 post stock dividend

 Relative Ownership:
65% NPBC, 35% KNBT

 Board of Directors:
15 directors – 10 from NPBC and 5 from

KNBT

 Corporate Headquarters:
Boyertown, PA

 Executive Management:
Executive management positions determined.

 Dividend:
Quarterly dividend of $0.1675 per share

 Due Diligence:
Mutual due diligence is completed

Transaction Summary (con’t)
 Cost Savings:
Approximately $26.2 million over a two-year

period

 Revenue Synergies:
Potential revenue synergies have been identified

but have not been included in our financial

assumptions

 Restructuring Charge:
Approximately $19.8 million, after taxes

 Termination Fee:
$20.0 million

 Required approvals:
Regulatory; NPBC and KNBT shareholders

 Anticipated Closing:
Late first quarter 2008

Scranton
Harrisburg
Lancaster
Trenton
Levittown
Camden
Vineland
Dover
Frederick
Towson
Baltimore
Ellicott City
Columbia
Germantown
Aspen Hill
Gaithersburg
Wayne
Clifton
Paterson
Newark
Union
Elizabeth
Edison
New York
Toms River
80
76
81
83
380
84
87
78
195
295
95
70

NATIONAL PENN
BANCSHARES, INC.

Source: SNL Financial. Results shown pro-forma for  the impact of NPBC’s previously announced acquisition of Christiana Bank & Trust Co.
     National Penn
     KNBT
A Stronger Presence in Pennsylvania

2006 Rank	Institution	2006 # of Branches	2006 PA Deposits ($ billions)
7	M&T Bank Corporation	228	7.485
8	Commerce Bancorp, Inc.	78	7.083
9	National Penn (pro-forma with KNBT)	140	5.701
10	Fulton Financial Corporation	136	5.317
11	Susquehanna (pro-forma for CMTY)	163	5.227
12	Bank of America Corporation	115	4.732

14	First Commonwealth Financial	103	4.024
15	National Penn Bancshares, Inc.	83	3.776
16	Harleysville National (pro-forma for East Penn)	54	2.846

20	Sterling Financial Corporation	55	2.142
21	KNBT Bancorp, Inc.	57	1.925
22	Beneficial Savings Bank, MHC	38	1.666
                                                                                                                                                            9
A Stronger Presence in Pennsylvania
Statewide Deposit Ranking

SOURCE: SNL Financial.
Rank	Company	Total Assets ($ in billions)
1	PNC Financial Services Group (pro-forma for SLFI)	128.931
2	Sovereign Bancorp Inc.	82.737
3	Fulton Financial Corp.	15.078
4	Susquehanna Bancshares (pro-forma for CMTY)	12.064
5	National Penn Bancshares (pro-forma with KNBT)	8.510
6	Northwest Bancorp Inc.	6.898
7	F.N.B. Corp.	6.061
8	First Commonwealth Financial	5.735
9	National Penn Bancshares	5.621
10	Harleysville National Corp. (pro-forma fro EPEN)	3.747
11	S&T Bancorp Inc.	3.382
12	KNBT Bancorp Inc.	2.889
13	Beneficial Savings Bank, MHC	2.580

                                                                                                                                                                10
A Stronger Presence in Pennsylvania
Largest PA Based Banking Companies

SOURCE: SNL Financial based upon FDIC data as of June 30, 2006. Data adjusted for any pending acquisitions.
County	Rank	# Community Offices	Deposits	% Deposit
			($ in millions)	Share
Northampton	1	23	990.9	22.3%
Berks	2	20	1,204.7	17.6%
Lehigh	2	21	578.5	10.5%
Chester	3	19	764.4	8.8%
Centre	3	5	279.8	14.8%
Bucks	9	10	423.6	3.5%
Lancaster	10	4	237.8	2.9%
Montgomery	11	12	482.9	2.5%
Leadership Position in Key Markets

LOAN PORTFOLIO

National Penn

Other
Retail
14%
Res.
Mortgage
Comm.
Estate
Comm'l
53%

KNBT

Retail
30%
Other
1%
Comm.
Real
Estate
24%
Res.
Mortgage
32%
Comm'l
13%

PRO-FORMA

Retail
19%
1%
Comm
Real
Estate
22%
Mortgage

DEPOSIT MIX

National Penn

CD
<$100K
36%
CD >
$100K
6%
DDA
Savings

KNBT

CD
<$100K
28%
CD >
$100K
7%
DDA
10%
55%

PRO-FORMA

CD
<$100K
CD >
Savings

NATIONAL PENN BANCSHARES, INC.

Data presented as of June 30, 2007.
A Well Balanced Franchise

($ in thousands)

	NPBC	KNBT	Pro-forma Combined
Loans	$ 3,730,487	$ 1,772,603	$ 5,503,090
ALLL	57,004	17,313	74,317
NPAs	13,253	5,223	18,476
NPAs/Loans+ORE	0.36%	0.29%	0.34%
ALLL/Loans	1.53%	0.98%	1.35%
ALLL/NPAs	430%	331%	402%
Net Charge-offs to Avg. Loans	0.21%	0.20%	0.21%

Based on data as of June 30, 2007

NATIONAL PENN BANCSHARES, INC.

Sound Credit Quality
Similar credit cultures with sound asset quality

Data as of June 30, 2007 and pro-forma for the acquisition of Christiana Bank & Trust Co. announced June 25, 2007
New Scale in Wealth Management
•

$6.7 billion in combined assets under management
and administration
•

$2.8 billion in total assets under management
•

39 combined NASD registered brokers
•

Continued focus on high net worth individuals and
small/mid-sized businesses
•

Extend the Christiana “Delaware Advantage”
cross-sell game plan to the KNBT market
•

Regional delivery of Wealth Management services

● Excellence in customer service
● Middle market, small business and retail banking
● Wealth management
● Focus on GROWTH and PROFITABILITY
● Leverage customer base through a larger branch
network and cross selling the entire franchise
Unified Vision and Business Approach

National Penn Bancshares, Inc. Board of Directors
10 - existing NPBC / 5 - existing KNBT

WAYNE WEIDNER, Chairman

KENNETH LONGACRE	JEFFREY FEATHER
Lead Independent Director	Vice Chairman

GLENN MOYER

President and Chief Executive Officer
National Penn Bancshares, Inc.
Chairman
National Penn Bank

SCOTT FAINOR

Senior Executive Vice President and Chief Operating Officer
National Penn Bancshares, Inc.
President and Chief Executive Officer
National Penn Bank

NATIONAL PENN BANCSHARES, INC.

Organizational Structure

- **GLENN MOYER**
  President and CEO
  National Penn Bancshares
  Chairman
  National Penn Bank
  - **MICHAEL REINHARD**
    Group Executive Vice President
    Chief Financial Officer
    - M&A/Strategic Planning
    - Financial Reporting
    - Corporate Governance
    - Investor Relations
    - ALCO
  - **GARRY KOCH**
    Group Executive Vice President
    Chief Risk Policy Officer
    - Credit policy
    - Compliance
    - Enterprise Risk Management
    - Operational Risk
  - **DONALD WORTHINGTON**
    President/NPITC
    Wealth, Asset, Trust
    Investment Management
    - Christiana Bank & Trust
    - NPITC
  - **SCOTT FAINOR**
    Senior Executive Vice President
    and COO - NPBC
    President & CEO - NP Bank
    - Regional Presidents
    - Corporate Banking
    - Consumer/small business banking
    - Insurance
    - Enterprise Image/HR
    - Operations/Technology

NATIONAL PENN BANCSHARES, INC.

Many members of the leadership team have prior experience with institutions such as Wachovia, Meridian, CoreStates and First Union
Management Depth and Experience
Executive management positions determined

Integration
A Focused and Disciplined Process
●	Goal of 100% customer retention while maintaining
positive momentum in each of our customer markets.

●	Dedicated integration team led by key senior executives
	-	Jorge A. Leon, EVP M&A/Strategic Planning from
National Penn and Carl F. Kovacs, EVP/CIO, from
KNBT will serve as Co-Heads of the Merger Integration
Team
	-	Both executives will be primarily focused on integration
over the next 12 – 18 months.
	-	Cross functional Merger Integration Team with
members from both KNBT and National Penn.
	-	Work begins today!

Integration - Low Execution Risk
●

Similar operating models; low business complexity
●

Similar approaches to the market; compatible credit

cultures
●

Many executives share prior work experiences together
●

Savings targeted at eliminating duplicate functions; minimizing customer impact
●

Best of both companies and a commitment to excellence in
customer service
●

Open communications with all employees
●

Staged conversion of Christiana targeted for February 2008.
Christiana’s small size and unique business mix will pose minimal conflicts or resource constraints.
●

Since 1998, National Penn has successfully completed 7
merger integrations and has enjoyed a 98+% customer retention rate.

Potential for Revenue Synergies
(Not assumed in financial model)
•

Middle market and small business banking
•

International
•

Manufacturing specialization
•

Insurance / benefits (Caruso Benefits Group)
•

Margin optimization through KNBT’s relatively low cost
deposit base and NPBC’s access to relatively higher return
commercial loans.
•

The expanded wealth management and trust businesses
will enjoy additional scale will be able to introduce an
expanded product set to the customers of KNBT.
•

Stronger consumer banking platform and increased cross
selling opportunities

2008		2009
National Penn Stand Alone	$	1.35	$	1.42
KNBT Stand Alone		0.87	$	0.92
Pro-forma E.P.S. (GAAP)	$	1.39	$	1.46
NPBC $ Accretion (GAAP)	$	0.04	$	0.04
NPBC % Accretion (GAAP)		2.8%		2.5%
Pro-forma E.P.S. (Cash)	$	1.44	$	1.51
NPBC $ Accretion (Cash)	$	0.09	$	0.09
NPBC % Accretion (Cash)		4.0%		4.0%

NATIONAL PENN BANCSHARES, INC.

Earnings in 2008 based upon median analyst estimates before the effect of
National Penn’s 3% stock dividend.
Accretive to EPS in 2008
Pro-forma EPS
Impact

Capital Measure		National Penn Standalone		Pro-forma	Change
Book Value Per Share	$	12.37	$	14.57	+ $ 2.20
Tangible Book Value Per Share	$	6.56	$	6.89	+ $ 0.33
Equity / Assets		9.74%		11.63%	+ 1.89%
Tangible Equity/Tangible Assets		5.41%		5.86%	+ 0.45%
Tier I Capital Ratio		9.93%		10.32%	+ 0.39%
Total Capital Ratio		11.18%		11.54%	+ 0.36%
Tier I Leverage Ratio		7.94%		7.99%	+ 0.05%

NATIONAL PENN
BANCSHARES, INC.

Based upon management’s estimates as of closing.
Accretive to Tangible Book Value in 2008

($ in thousands)

	2007	2008	2009	Total
Personnel and benefits		8,652	2,884	11,537
Information technology and operations		3,900	1,671	5,571
Public company and professional costs		1,046	185	1,231
Branch consolidations (6)		1,151	383	1,534
Occupancy		1,000	250	1,250
Other - net		3,999	1,128	5,126
TOTAL		$ 19,748	$ 6,501	$ 26,249
% Realized		75%	100%	100%
Pro-forma Efficiency Ratio	56.8%		53.5%	-3.3%

NATIONAL PENN BANCSHARES, INC.

Value Creation Through Expense Savings
Approximately 12.1% of the combined expense base

($ in millions)	Transaction Closing		2008		2009		2010		2011	
Aggregate deal value	$	(465)								
After-tax one-time cash costs	$	(20)								
KNBT Net Income			$	18	$	25	$	26	$	28
Add Back/Deduct (After-Tax)										
Cost savings				14		19		19		19
Revenue enhancements				-		-		-		-
Capital required for growth				-		-		-		-
Opportunity cost of cash				(1)		(1)		(1)		(1)
Amortization				3		3		2		2
CDI tax shield				2		2		2		2
Terminal value (14.0x)										
Incremental Cash Flow	$	(484)	$	35	$	47	$	48	$	49

Estimated Internal Rate of Return	**16.1%**

NATIONAL PENN BANCSHARES, INC.

Returns Well in Excess of National Penn’s Cost of Equity
Attractive Internal Rate of Return

Engineered for Success
in a Challenging Banking Environment
● Accretive to both EPS and tangible book value in
2008
● Prized market position in Pennsylvania
● Management depth and experience
● Low risk integration; value creation via well
   defined cost savings